FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
SUPPLEMENT NO. 2 DATED OCTOBER 14, 2010
TO THE PROSPECTUS DATED SEPTEMBER 2, 2010

This prospectus supplement (this “Supplement No. 2”) is part of the prospectus of American Realty Capital New York Recovery REIT, Inc. (the “Company” or “we”), dated September 2, 2010 (the “Prospectus”), as supplemented by Supplement No. 1 dated September 17, 2010 (“Supplement No. 1”).  This Supplement No. 2 provides information that should be deemed a part of, and should be read in conjunction with, the Prospectus and Supplement No. 1.  This Supplement No. 2 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 1.  This Supplement No. 2 will be delivered with the Prospectus and Supplement No. 1.

The purpose of this Supplement No. 2 is to update and supplement certain of the prior performance information contained in the Prospectus and Supplement No. 1 and disclose the Company’s execution of a purchase and sale agreement to purchase five retail condominiums in Manhattan, New York.

Prior Performance Summary

The following information is added at the end of the disclosure under the heading, “Prior Performance Summary  Prior Investment Programs – Private Note Programs” on page 127 of the Prospectus.

ARC Income Properties III, LLC implemented a note program that raised aggregate gross proceeds of $11.2 million.  The net proceeds were used to acquire and pay related expenses in connection with the acquisition of a distribution facility triple-net leased to Home Depot.  The purchase price for the property was also funded with proceeds received from a mortgage loan.  The property has a primary lease term of 20 years which commenced on January 30, 2010 with a 2% escalation each year.  The notes issued in connection with this note program by ARC Income Properties III, LLC were sold by Realty Capital Securities, LLC, our dealer manager, through participating broker-dealers.

ARC Income Properties IV, LLC implemented a note program to raise gross proceeds of up to $5.4 million.  The proceeds are intended to be used to acquire and pay related expenses in connection with the acquisition of six Tractor Supply stores.  As of September 30, 2010, the program has raised an aggregate of $2.5 million of gross proceeds.  No property acquisitions have been made as of September 30, 2010.

The following subsection is added at the end of the disclosure under the heading, “Prior Performance Summary – Prior Investment Programs” that begins on page 127 of the Prospectus.

Section 1031 Exchange Programs

American Realty Capital Exchange, LLC, or ARCX, an affiliate of American Realty Capital, developed a program pursuant to which persons selling real estate held for investment can reinvest the proceeds of that sale in another real estate investment in an effort to obtain favorable tax treatment under Section 1031 of the Code, or a Section 1031 Exchange Program.  ARCX acquires real estate to be owned in co-tenancy arrangements with persons desiring to engage in such like-kind exchanges.  ARCX acquires the subject property or portfolio of properties and, either concurrently with or following such acquisition, prepares and markets a private placement memorandum for the sale of co-tenancy interests in that property.  ARCX has engaged in four Section 1031 Exchange Programs raising aggregate gross proceeds of approximately $12.8 million.

American Realty Capital Operating Partnership, L.P., an affiliate of American Realty Capital, previously had transferred 49% of its ownership interest in a Federal Express distribution facility, located in Snowshoe, Pennsylvania, and a PNC Bank branch, located in Palm Coast, Florida, to American Realty Capital DST I, or ARC DST I, a Section 1031 Exchange Program.  Realty Capital Securities, LLC, our dealer manager, has offered membership interests of up to 49%, or $2,567,000, in ARC DST I to investors in a private offering.  The remaining interests of no less than 51% will be retained by American Realty Capital Operating Partnership, L.P.  To date, cash payments of $2,567,000 have been accepted by American Realty Capital Operating Partnership, L.P. pursuant to this program.

American Realty Capital Operating Partnership, L.P. also has transferred 35.2% of its ownership interest in a PNC Bank branch location, located in Pompano Beach, Florida, to American Realty Capital DST II, or ARC DST II, a Section 1031 Exchange Program. Realty Capital Securities, LLC, our dealer manager, has offered membership interests of 35.2%, or $493,802, in ARC DST II to investors in a private offering.  The remaining interests of no less than 64.8% will be retained by American Realty Capital Operating Partnership, L.P.  To date, cash payments of $493,802 have been accepted by American Realty Capital Operating Partnership, L.P. pursuant to this program.

American Realty Capital Operating Partnership, L.P. also has transferred 49% of its ownership interest in three CVS properties, located in Smyrna, Georgia, Chicago, Illinois and Visalia, California, to American Realty Capital DST III, or ARC DST III, a Section 1031 Exchange Program. Realty Capital Securities, LLC, our dealer manager, has offered membership interests of up to 49%, or $3,050,000, in ARC DST III to investors in a private offering.  The remaining interests of no less than 51% will be retained by American Realty Capital Operating Partnership, L.P. To date, cash payments of $3,050,000 have been accepted by American Realty Capital Operating Partnership, L.P. pursuant to this program.

American Realty Capital Operating Partnership, L.P. has transferred 49% of its ownership interest in six Bridgestone Firestone properties, located in Texas and New Mexico, to American Realty Capital DST IV, or ARC DST IV, a Section 1031 Exchange Program. Realty Capital Securities, LLC, our dealer manager, has offered membership interests of up to 49%, or $7,294,000, in ARC DST IV to investors in a private offering.  The remaining interests of no less than 51% will be retained by American Realty Capital Operating Partnership, L.P. As of September 30, 2010, cash payments of $6,688,286 had been accepted by American Realty Capital Operating Partnership, L.P. pursuant to this program.

Description of Real Estate Investments

The following information is added at the end of the disclosure under the heading, “Description of Real Estate Investments” that begins on page 120 of the Prospectus.

Bleecker Street Portfolio

On October 1, 2010, the Company, through its sponsor, American Realty Capital III, LLC, entered into a purchase and sale agreement to acquire a portfolio of five retail condominiums, or the Portfolio, located in three separate buildings on Bleecker Street in the Greenwich Village neighborhood of Manhattan, New York, a neighborhood which is home to numerous other buildings offering similar spaces to similar tenants.  The seller consists of Bleecker Street Condo, LLC, 382/384 Bleecker, LLC, 382/384 Perry Retail, LLC and BCS 387, LLC.

Each condominium is a fee-simple property and consists of one retail space.  Each condominium is leased to one of the following five high-end fashion tenants: Marc Jacobs; Michael Kors; Burberry; Mulberry; and A.P.C.  The Portfolio contains 5,103 ground level square feet and 9,724 total square feet (including basement and courtyard space).  Annual rental rates currently range from approximately $166 to $356 per square foot with a weighted average annual rental rate of $230 per square foot.  Each lease comprises 100% of the total leasable space of the particular condominium leased.  The five leases have maturities ranging from 2016 to 2022.

Capitalization

The purchase price for the Portfolio is $34,000,000, exclusive of closing costs.  The closing of the acquisition will occur on or before December 1, 2010.

The Company expects to fund the acquisition of the Portfolio with proceeds from this offering.  The Company may finance the acquisition post closing, however, there is no guarantee that it will be able to obtain financing on terms that it believes are favorable or at all.

Major Tenants / Lease Expiration

Each of the five tenants occupies 100% of the rentable square footage of the particular condominium that it leases.

The lease to Marc Jacobs has a per annum rent of $426,164 and expires in July 2017.  The lease has one five-year renewal option at 95% of fair market rent, but in no event less than 90% of last paid rent.

The lease to Michael Kors has a per annum rent of $525,000 and expires in August 2022.  The lease has one five-year renewal option at 95% percent of fair market rent.

The lease to Burberry has a per annum rent of $900,000 and expires in November 2020.  The lease has two five-year renewal options at the greater of 95% percent of fair market rent or 103% last rent paid.

The lease to A.P.C. has a per annum rent of $120,000 and expires in June 2020.  The lease has no renewal option.

The lease to Mulberry has a per annum rent of $270,122 and expires in May 2016.  The lease has one five-year renewal option at 95% percent of fair market rent.

Each lease has 3% annual rent escalations.  All rents are annualized as of December 2010.

Other

We do not have any scheduled capital improvements.

We believe that this property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2010 Federal tax return.